Exhibit 21.1

Subsidiaries of the Registrant as of December 31, 2024

The following table sets forth the names of the registrant’s direct and indirect subsidiaries and the state or other jurisdiction of incorporation of each such entity. In each case, the names of the listed subsidiaries are the same as the names under which such subsidiaries do business.

Name	Incorporation
ConnectOne Bank	New Jersey
Center Bancorp Statutory Trust II	Delaware
Union Investment Co.	New Jersey
Center Financial Group, LLC	New Jersey
Center Advertising, Inc.	New Jersey
Morris Property Company, LLC	New Jersey
Twin Bridge Investment Co.	Delaware
Volosin Holdings, LLC	New Jersey
ConnectOne Preferred Funding Corp.	New Jersey
NJCB Spec-1, LLC	New Jersey
BoeFly, Inc.	New Jersey
BONJ Special Properties, LLC	New Jersey
Port Jervis Holdings, LLC	New York